Shanda Reports Third Quarter 2011 Unaudited Results

- Net Revenues Increased 28.0% YoY to US$279.0 Million
- Non-GAAP Diluted Earnings per ADS were US$0.18

Shanghai, China—December 1, 2011—Shanda Interactive Entertainment Limited (NasdaqGS: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced its unaudited consolidated financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 Highlights (1)

•	Consolidated net revenues increased 3.7% quarter-over-quarter and increased 28.0% year-over-year to RMB1,773.1 million (US$279.0 million).

•	Shanda Games’ revenues increased 2.4% quarter-over-quarter and increased 23.4% year-over-year to RMB1,352.8 million (US$212.9 million).

•	Shanda Online’s revenues increased 11.7% quarter-over-quarter and increased 35.2% year-over-year to RMB344.1 million (US$54.1 million).

•	Other revenues increased 8.7% quarter-over-quarter and increased 44.0% year-over-year to RMB439.0 million (US$69.1 million).

•	Non-GAAP operating income was RMB145.1 million (US$22.8 million), compared with RMB137.6 million in the second quarter of 2011 and RMB191.1 million in the third quarter of 2010.

•	Non-GAAP net income attributable to ordinary shareholders was RMB65.9 million (US$10.3 million), compared with RMB63.6 million in the second quarter of 2011 and RMB139.8 million in the third quarter of 2010. Non-GAAP earnings per diluted ADS were RMB1.18 (US$0.18), compared with RMB1.10 in the second quarter of 2011 and RMB2.38 in the third quarter of 2010.

“We continued to expand the scope of our business segments in the third quarter of 2011 as we integrated our diverse content portfolio and invested in our future growth,” said Tianqiao Chen, Chairman, Chief Executive Officer and President of Shanda. “As we focus on developing cutting-edge technologies and make the strategic decisions that are necessary to support our long term growth, we believe these efforts will enhance our strength, competitiveness and adaptability as we continue to evolve into a leading global interactive entertainment media group.”

Conference Call and Webcast Notice

Shanda will host a conference call at 10:00 a.m. on December 2, 2011 Beijing/Hong Kong time (9:00 p.m. on December 1, 2011 Eastern Time), to present an overview of the Company’s financial performance and business operations. A live webcast of the conference call will be available on the Company’s corporate website at http://www.snda.com.

Third Quarter 2011 Financial Results

Net Revenues. Net revenues were RMB1,773.1 million (US$279.0 million), representing an increase of 3.7% from RMB1,709.8 million in the second quarter of 2011 and an increase of 28.0% from RMB1,385.1 million in the third quarter of 2010. The quarter-over-quarter increase was primarily driven by an increase in revenues from Shanda Games, Shanda Online and other businesses.

Shanda Games’ revenues were RMB1,352.8 million (US$212.9 million), representing an increase of 2.4% from RMB1,320.5 million in the second quarter of 2011 and an increase of 23.4% from RMB1,096.3 million in the third quarter of 2010.

Shanda Online’s revenues were RMB344.1 million (US$54.1 million), representing an increase of 11.7% from RMB308.0 million in the second quarter of 2011 and an increase of 35.2% from RMB254.4 million in the third quarter of 2010.

Other revenues, including Ku6 Media, literature business, social network games, and other businesses were RMB439.0 million (US$69.1 million), representing an increase of 8.7% from RMB403.8 million in the second quarter of 2011 and an increase of 44.0% from RMB304.8 million in the third quarter of 2010.

Gross Profit. Consolidated gross profit was RMB972.8 million (US$153.1 million), representing an increase of 3.3% from RMB941.4 million in the second quarter of 2011 and an increase of 17.9% from RMB824.8 million in the third quarter of 2010. Gross margin was 54.9% in the third quarter of 2011, compared with 55.1% in the second quarter of 2011 and 59.5% in the third quarter of 2010.

Shanda Games’ gross profit was RMB829.8 million (US$130.6 million), representing an increase of 3.6% from RMB800.7 million in the second quarter of 2011 and an increase of 28.3% from RMB646.9 million in the third quarter of 2010. Shanda Games’ gross margin was 61.3% in the third quarter of 2011, compared with 60.6% in the second quarter of 2011 and 59.0% in the third quarter of 2010.

Shanda Online’s gross profit was RMB229.4 million (US$36.1 million), representing an increase of 3.3% from RMB221.9 million in the second quarter of 2011 and an increase of 18.4% from RMB193.8 million in the third quarter of 2010. Shanda Online’s gross margin was 66.7% in the third quarter of 2011, compared with 72.1% in the second quarter of 2011 and 76.2% in the third quarter of 2010.

Other businesses’ gross profit was RMB7.6 million (US$1.2 million), representing an increase of 6753.6% from RMB0.1 million in the second quarter of 2011 and a decrease of 82.8% from RMB44.2 million in the third quarter of 2010. Other businesses’ gross margin was 1.7% in the third quarter of 2011, compared with 0.03% in the second quarter of 2011 and 14.5% in the third quarter of 2010.

Operating Income. Operating income was RMB88.9 million (US$14.0 million), compared with RMB82.8 million in the second quarter of 2011 and RMB148.0 million in the third quarter of 2010. Operating margin was 5.0% in the third quarter of 2011, compared with 4.8% in the second quarter of 2011 and 10.7% in the third quarter of 2010.

Non-GAAP Operating Income. Non-GAAP operating income was RMB145.1 million (US$22.8 million), compared with RMB137.6 million in the second quarter of 2011 and RMB191.1 million in the third quarter of 2010. Non-GAAP operating margin was 8.2% in the third quarter of 2011, compared with 8.1% in the second quarter of 2011 and 13.8% in the third quarter of 2010.

Share-based compensation was RMB56.2 million (US$8.8 million) in the third quarter of 2011, compared with RMB54.8 million in the second quarter of 2011 and RMB43.1 million in the third quarter of 2010.

Income Tax Expense. Income tax expense was RMB95.5 million (US$15.0 million), compared with RMB84.1 million in the second quarter of 2011 and RMB86.6 million in the third quarter of 2010.

Net Income. Net income was RMB74.9 million (US$11.8 million), compared with RMB0.6 million in the second quarter of 2011 and RMB133.0 million in the third quarter of 2010.

Net Income Attributable to Ordinary Shareholders. Net income was RMB9.7 million (US$1.5 million), compared with RMB8.8 million in the second quarter of 2011 and RMB96.7 million in the third quarter of 2010. Earnings per diluted ADS in the third quarter of 2011 were RMB0.18 (US$0.02), compared with RMB0.16 in the second quarter of 2011 and RMB1.64 in the third quarter of 2010.

Non-GAAP Net Income Attributable to Ordinary Shareholders. Non-GAAP net income was RMB65.9 million (US$10.3 million), compared with RMB63.6 million in the second quarter of 2011 and RMB139.8 million in the third quarter of 2010. Non-GAAP earnings per diluted ADS in the third quarter of 2011 were RMB1.18 (US$0.18), compared with RMB1.10 in the second quarter of 2011 and RMB2.38 in the third quarter of 2010.

Share Repurchase Program. During the third quarter of 2011, Shanda repurchased an aggregate of 1,093,167 ADSs.

Recent Business Highlights

On October 17, 2011, Shanda announced that its Board of Directors has received a preliminary non-binding proposal letter from Mr. Tianqiao Chen, Chairman of the Board, Chief Executive Officer and President of Shanda, to acquire all of the outstanding ordinary shares of the Company not currently owned, legally or beneficially, by Mr. Tianqiao Chen, his wife Ms. Qian Qian Chrissy Luo, who is also a non-executive director of Shanda and his brother Mr. Danian Chen, who is also the Chief Operating Officer and a director of Shanda (together, the “Buyer Group”), for US$41.35 per American Depositary Share, each representing two ordinary shares, or $20.675 per ordinary share in cash.

On November 22, 2011, Shanda announced that it has entered into an Agreement and Plan of Merger, dated November 22, 2011 with Premium Lead Company Limited (“Parent”) and New Era Investment Holding Ltd. pursuant to which Parent will acquire Shanda (the “Transaction”) for US$20.675 per ordinary share or US$41.35 per American Depositary Share. This represents a 26.6% premium over the Company’s 30 trading day volume-weighted average price as quoted by NASDAQ on October 14, 2011, the last trading day prior to the Company’s announcement on October 17, 2011 that it had received a “going private” proposal. The Transaction values Shanda’s equity at approximately US$2.3 billion on a fully diluted basis.

*Please visit Shanda’s website (http://www.snda.com) for details about these and other announcements.

(1) The conversion of Renminbi (RMB) into U.S. dollars in this release is based on RMB6.3549 to US$1.00 as published by the People’s Bank of China on September 30, 2011. The percentages stated in this press release are calculated based on the RMB amounts.

Note to the Financial Information
The unaudited financial information disclosed above is preliminary. Adjustments to these preliminary financial statements may be identified during the audit, which could result in significant differences from this preliminary unaudited financial information.

Non-GAAP Financial Measures
To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted operating income, adjusted net income and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Statements in this announcement that are not historical facts, including but not limited to statements regarding the continuous growth of the Company, the success of any acquisitions or investments by the Company or any subsidiaries, the introduction of expansion packs to existing titles, the introduction and timing of new game titles, the success of our online literature platform, the success of our online video operations, and the signing and development of successful artist for our music business, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the localization and/or development of the games to be released in 2011, the risk that such games are not well received by users in China, the risk that the games fail to be commercialized or the commercialized results fail to meet the expectations of end users, the risk that our contract writers do not deliver appealing literature products, the risk that our online video website fails to attract advertisers or content providers, the risk that we fail to sign popular music artists or fail to continue to successfully promote our existing artists, the risk that the laws and regulations in the PRC continue to prohibit or restrict offering of wireless valued added products, the risk that the Company fails to deliver continuous growth in 2011, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events, except as required under applicable laws.

About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (Nasdaq: SNDA) (“Shanda”) is a leading interactive entertainment media company in China, offering a broad array of online entertainment content on an integrated service platform to a large and diverse user base. Shanda offers its high quality entertainment content through its subsidiaries and affiliates, including Shanda Games, Cloudary, Ku6 Media, and various other online community and business units. The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and advanced casual games, to social network games, e-sports, literature, film, television, music, and video etc. By providing a centralized platform through which Shanda can deliver its own content as well as third-party content, Shanda allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today. Shanda: “Interaction enriches your life”. For more information about Shanda, please visit http://www.snda.com.

Contact
Shanda Interactive Entertainment Limited
Dahlia Wei, IR Associate Director
Elyse Liao, IR Senior Manager
Phone: +86-21-6058-8688 (Shanghai)

+852-2851-0177 (Hong Kong)

Email: IR@snda.com

Christensen Investor Relations
China:
Christian Arnell
Phone: +86-10-5826-4939
Email: carnell@christensenir.com

United States:
Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions)
	As of December 31, 2010	As of September 30, 2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5,550.2	5,294.6	833.2
Restricted cash	5.4	903.5	142.2
Short-term investments	2,257.9	2,791.7	439.3
Marketable securities	16.9	16.5	2.6
Accounts receivable	260.3	286.4	45.1
Inventories	130.8	147.4	23.2
Due from related parties	—	14.5	2.3
Deferred licensing fees and related costs	48.3	32.8	5.2
Prepayments and other current assets	425.7	338.9	53.3
Deferre Deferred tax assets	115.6	134.9	21.2

Total current assets	8,811.1	9,961.2	1,567.6

Time deposit with maturity over one year	1,215.3	—	—
Investments at equity and cost	237.5	324.5	51.1
Other investments	41.6	38.1	6.0
Property, equipment and software	715.4	858.6	135.1
Intangible assets	2,020.3	1,529.0	240.6
Goodwill	1,142.9	1,097.7	172.7
Long-term deposits	62.8	47.2	7.4
Long-term prepayments	390.4	381.8	60.1
Long-term assets	235.6	480.4	75.6
Non-current deferred tax assets	19.8	22.7	3.6

Total assets	14,892.7	14,741.2	2,319.8

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	415.6	408.3	64.3
Licensing fees payable	247.0	158.3	24.9
Taxes payable	211.1	199.2	31.3
Deferred revenue	729.6	590.6	92.9
Due to related parties	3.1	—	—
Short term loan	0.0	1,389.7	218.7
Other payables and accruals	826.9	895.8	141.1
Deferred tax liabilities	93.9	50.0	7.9
Convertible debt within one year	1,052.8	—	—

Total current liabilities	3,580.0	3,691.9	581.1

Non-current deferred tax liabilities	389.9	358.4	56.4
Non-current income tax liabilities	9.4	9.4	1.5
Long-term liabilities	49.3	74.3	11.7
Non-current deferred revenue	76.3	42.6	6.7

Total liabilities	4,104.9	4,176.6	657.4

Redeemable non-controlling interests	25.3	41.6	6.5
Equity
Ordinary shares	9.8	9.6	1.5
Additional paid-in capital	6,976.7	6,660.0	1048.0
Statutory reserves	207.6	220.7	34.7
Accumulated other comprehensive loss	(191.1)	(308.1)	(48.5)
Retained earnings	1,704.7	1,611.3	253.6

Total Shanda shareholder’ equity	8,707.7	8,193.5	1,289.3
Non-controlling interests	2,054.8	2,329.5	366.6

Total equity	10,762.5	10,523.0	1,655.9

Total liabilities and shareholders’ equity	14,892.7	14,741.2	2,319.8

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the three months period ended,
	September 30,	June 30,	September 30,
	2010	2011	2011
	RMB	RMB	RMB	US$
Net revenues
Shanda Games	1,096.3	1,320.5	1,352.8	212.9
Shanda Online	254.4	308.0	344.1	54.1
Others	304.8	403.8	439.0	69.1
Elimination	(270.4)	(322.5)	(362.8)	(57.1)

Total	1,385.1	1,709.8	1,773.1	279.0

Cost of services
Shanda Games	(449.4)	(519.8)	(523.0)	(82.3)
Shanda Online	(60.6)	(86.1)	(114.7)	(18.0)
Others	(260.6)	(403.7)	(431.4)	(67.9)
Elimination	210.3	241.2	268.8	42.3

Total	(560.3)	(768.4)	(800.3)	(125.9)

Gross profit
Shanda Games	646.9	800.7	829.8	130.6
Shanda Online	193.8	221.9	229.4	36.1
Others	44.2	0.1	7.6	1.2
Elimination	(60.1)	(81.3)	(94.0)	(14.8)

Total overall gross profit margin	824.8	941.4	972.8	153.1

Operating expenses:
Product development	(185.3)	(250.8)	(265.1)	(41.7)
Sales and marketing	(206.9)	(222.0)	(218.0)	(34.3)
General and administrative	(284.6)	(385.8)	(400.8)	(63.1)

Total operating expenses	(676.8)	(858.6)	(883.9)	(139.1)

Income from operations	148.0	82.8	88.9	14.0
Interest (expenses)/income, net	21.4	31.7	40.9	6.4
Other income/(expenses), net	54.7	(21.2)	43.9	6.9

Income before income tax expenses, equity in loss of affiliates	224.1	93.3	173.7	27.3

Income tax expense	(86.6)	(84.1)	(95.5)	(15.0)
Equity in loss of affiliates	(4.5)	(8.6)	(3.3)	(0.5)

Net income	133.0	0.6	74.9	11.8
Less: Net income(loss) attributable to non-controlling interests and redeemable preferred shares issued by a subsidiary	(36.3)	8.2	(65.2)	(10.3)

Net income attributable to Shanda Interactive Entertainment Limited	96.7	8.8	9.7	1.5

Earnings per share:
Basic	0.84	0.08	0.09	0.01
Diluted	0.82	0.08	0.09	0.01
Earnings per ADS:
Basic	1.68	0.16	0.18	0.02
Diluted	1.64	0.16	0.18	0.02
Weighted average ordinary shares outstanding:
Basic	115,073,616	112,973,774	111,822,819	111,822,819
Diluted	117,493,819	115,018,676	112,618,275	112,618,275
Weighted average ADS outstanding:
Basic	57,536,808	56,486,887	55,911,410	55,911,410
Diluted	58,746,910	57,509,338	56,309,138	56,309,138
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP operating income	191.1	137.6	145.1	22.8
Share-based compensation cost	(43.1)	(54.8)	(56.2)	(8.8)

GAAP operating income	148.0	82.8	88.9	14.0

Non-GAAP net income attributable to Shanda Interactive Entertainment Limited	139.8	63.6	65.9	10.3
Share-based compensation cost	(43.1)	(54.8)	(56.2)	(8.8)

GAAP net income attributable to Shanda Interactive Entertainment Limited	96.7	8.8	9.7	1.5

Non-GAAP diluted earnings per ADS	2.38	1.10	1.18	0.18
Share-based compensation cost per ADS	(0.74)	(0.94)	(1.00)	(0.16)

GAAP diluted earnings per ADS	1.64	0.16	0.18	0.02

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the nine months period ended,
	September 30,	September 30,
	2010(Adjusted) (1)	2011
	RMB	RMB	US$
Net revenues
Shanda Games	3,352.2	3,925.9	617.8
Shanda Online	756.4	953.4	150.0
Others	745.6	1,249.4	196.6
Elimination	(812.2)	(1,014.9)	(159.7)

Total	4,042.0	5,113.8	804.7

Cost of services
Shanda Games	(1,385.7)	(1,534.2)	(241.4)
Shanda Online	(163.0)	(284.1)	(44.7)
Others	(647.6)	(1,151.3)	(181.2)
Elimination	647.3	720.0	113.3

Total	(1,549.0)	(2,249.6)	(354.0)

Gross profit
Shanda Games	1,966.5	2,391.7	376.4
Shanda Online	593.4	669.3	105.3
Others	98.0	98.1	15.4
Elimination	(164.9)	(294.9)	(46.4)

Total	2,493.0	2,864.2	450.7

Operating expenses:
Product development	(461.6)	(762.7)	(120.0)
Sales and marketing	(525.3)	(661.6)	(104.1)
General and administrative	(787.9)	(1,120.1)	(176.3)

Total operating expenses	(1,774.8)	(2,544.4)	(400.4)

Income from operations	718.2	319.8	50.3
Interest (expenses)/income, net	22.6	107.8	17.0
Other income, net	111.7	70.9	11.1

Income before income tax expenses, Equity in loss of affiliates	852.5	498.5	78.4
Income tax expense	(251.0)	(274.3)	(43.1)
Equity in loss of affiliates	(8.7)	(19.0)	(3.0)

Net income from continuing operations	592.8	205.2	32.3

Discontinued operations: (1)
Net loss from discontinued operations, net of tax	*0.0	—	—
Gain from disposal of discontinued operations, net of tax	30.6	—	—

Net income from discontinued operations, net of tax	30.6	—	-

Net income	623.4	205.2	32.3

Less: Net income attributable to non-controlling interests and redeemable preferred shares issued by a subsidiary	(134.9)	(101.2)	(15.9)

Net income attributable to Shanda Interactive Entertainment Limited	488.5	104.0	16.4

Earnings per share:
Basic	3.99	0.93	0.15
Diluted	3.89	0.91	0.14
Earnings per ADS:
Basic	7.98	1.86	0.30
Diluted	7.78	1.82	0.28
Weighted average ordinary shares outstanding:
Basic	122,475,431	112,447,879	112,447,879
Diluted	125,642,321	114,344,335	114,344,335
Weighted average ADS outstanding:
Basic	61,237,716	56,223,940	56,223,940
Diluted	62,821,161	57,172,168	57,172,168
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP operating income	870.1	478.8	75.3
Share-based compensation cost	(151.9)	(159.0)	(25.0)

GAAP operating income	718.2	319.8	50.3

Non-GAAP net income attributable to Shanda Interactive Entertainment Limited	640.4	263.0	41.4
Share-based compensation cost	(151.9)	(159.0)	(25.0)

GAAP net income attributable to Shanda Interactive Entertainment Limited	488.5	104.0	16.4

Non-GAAP diluted earnings per ADS	10.20	4.60	0.72
Share-based compensation cost per ADS	(2.42)	(2.78)	(0.44)

GAAP diluted earnings per ADS	7.78	1.82	0.28

(1) Reflects the disposition of the discontinued operation of Huayi Music in accordance U.S. GAAP.